Exhibit (a)(1)(i)

UAM FUNDS TRUST

AMENDMENT NO. 1 TO THE AGREEMENT AND DECLARATION OF TRUST

Effective March 30, 1995

ARTICLE VII. Miscellaneous, Section 7.5 Applicable Law and Section 7.6 Registered Agent shall be amended to read as follows (additions in italics):

Section 7.5 Applicable Law. This Declaration of Trust is created under and is to be governed by the State of Delaware. The Trust shall be of the type referred to in Section 3801 of the Delaware Business Trust Act and of the type commonly called a business trust, and without limiting the provisions hereof, the Trust may exercise all powers which are ordinarily exercised by such a trust. This Declaration of Trust sets forth the information required to be set forth in a declaration of Trust pursuant to, may be filed in accordance with, and is otherwise in compliance with and shall continue to be in compliance with, Massachusetts law applicable to a business trust.

Section 7.6 Registered Agent. The initial registered agent for service of process on the trust in Delaware and the registered office of the Trust in Delaware are hereby· designated as Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805. The initial registered agent for service of process on the Trust in Massachusetts and the registered office of the Trust in Massachusetts are hereby designated as Chase Global Funds Services Company, 73 Tremont Street, Boston, Massachusetts 02108- 3913.

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